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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

BROADCOM CORPORATION
(Name of Issuer)
Class A common stock, par value $0.0001
(Title of Class of Securities)
111320107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	111320107	Page	2	of	8

1	NAMES OF REPORTING PERSONS: HENRY T. NICHOLAS III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		1,380[2]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,945,913[2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,380

WITH:	8	SHARED DISPOSITIVE POWER:

24,945,913

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,947,293

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

2 See Item 4.

CUSIP No.	111320107	Page	3	of	8

1	NAMES OF REPORTING PERSONS: STACEY E. NICHOLAS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,945,913[3]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

24,945,913

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,945,913

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.9%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

3 See Item 4.

CUSIP No.	111320107	Page	4	of	8

1	NAMES OF REPORTING PERSONS: NICHOLAS FAMILY TRUST DATED NOVEMBER 2, 1994

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		24,945,913[4]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,945,913

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,945,913

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.9%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

4 See Item 4.

Item 1(a)	Name of Issuer: Broadcom Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 16215 Alton Parkway, Irvine, California 92618

Item 2
(a)	Name of Persons Filing:

(I)	Henry T. Nicholas III, Ph.D.

(II)	Stacey E. Nicholas

(III)	The Nicholas Family Trust dated November 2, 1994

(the “Nicholas Family Trust”)

(b)	Address of Principal Business Office or, if None,

Residence:

15 Enterprise, Suite 550, Aliso Viejo, CA 92656

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value

(e)	CUSIP Number:

111320107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section
15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the
Act.
(c)	[ ]	Insurance Company as defined in Section
3(a)(19) of the Act.
(d)	[ ]	Investment company registered under
Section 8 of the Investment Company Act
of 1940.
(e)	[ ]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment
fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control
person in accordance with Rule
13d-1(b)(1)(ii)G);
(h)	[ ]	A savings associations as defined in
Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
Page 5 of 8 pages

(i)	[]	A church plan that is exluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
     Not Applicable. This Schedule is filed pursuant to Rule 13d-1(d).

Item 4	Ownership:
          The number of shares beneficially owned by the Reporting Persons contained in this Report is as of December 31, 2005 and does not reflect a three-for-two stock split effected by the Issuer on February 21, 2006.
          (a)-(c)
     (I) As of December 31, 2005, Dr. Henry T. Nicholas III beneficially owned 24,947,293 shares of the Issuer’s Class A common stock, representing approximately 7.9% of the outstanding shares of Class A common stock. According to the Issuer, 291,396,086 shares of Class A common stock and 52,885,479 shares of Class B common stock were outstanding as of September 30, 2005. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Nicholas beneficially owns 7.9% of the outstanding shares of Class A common stock; however, through his ownership of shares of Class B common stock he has sole or shared voting power over approximately 30.4% of the total voting power of the Issuer’s shareholders.
     The 24,947,293 shares of Class A common stock which Dr. Nicholas beneficially owns include:
     (A) 24,945,913 shares of Class B common stock held by the Nicholas Family Trust, as to which Dr. Nicholas and his spouse, Mrs. Stacey Nicholas, are co-trustees and share voting and investment power; and
     (B) 1,380 shares of Class B common stock held by Dr. Nicholas as custodian for his children, as to which Dr. Nicholas has sole voting and dispositive power.
     Dr. Nicholas is a co-founder of the Issuer and served as its President and Chief Executive Officer from the Issuer’s inception until January 23, 2003. Dr. Nicholas also served as the Co-Chairman of the Issuer’s Board of Directors from the Issuer’s inception until May 21, 2003. Dr. Nicholas obtained his ownership position in the Company prior to the initial public offering of the Issuer’s Class A common stock in April of 1998.
     (II) As of December 31, 2005, Mrs. Stacey Nicholas did not directly own any shares of common stock of the Issuer. As co-trustee of the Nicholas Family Trust, Mrs. Nicholas shares with Dr. Nicholas voting and dispositive power over, and is deemed to have beneficial ownership of, the 24,945,913 shares of Class B common stock held directly by the Nicholas Family Trust.
     (III) As of December 31, 2005, the Nicholas Family Trust directly owned 24,945,913 shares of Class B common stock. Dr. and Mrs. Nicholas share voting and dispositive power over these shares.
Page 6 of 8 pages

Item 5	Ownership of Five Percent or Less of a Class Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certification Not applicable.
Page 7 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006
/s/ Henry T. Nicholas III
Henry T. Nicholas III, Ph.D.,
Individually; and as co-trustee of the Nicholas Family Trust dated November 2, 1994; and as custodian for his children

Dated: February 13, 2006	/s/ Stacey E. Nicholas
Stacey E. Nicholas,
as co-trustee of the Nicholas Family Trust

Page 8 of 8 pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement of the signatories to this Statement, dated as of February 9, 2005 (incorporated by reference to Amendment No. 1 to Schedule 13G filed by the signatories to this Statement on February 10, 2005)